March 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Eric Atallah
Kevin Kuhar

Re:	Nurix Therapeutics, Inc.
Form 10-K for Fiscal Year Ended November 30, 2024
File No. 001-39398

Ladies and Gentlemen:

We are submitting this letter on behalf of Nurix Therapeutics, Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated February 28, 2025 (the “Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2024. We have set forth below the comment in the Letter from the Staff in bold type followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended November 30, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses , page 121

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You disclose on page 117 that you track external research and development costs for each of your drug candidates. Please provide revised disclosure to be included in future filings that breaks out your research and development costs for each of your drug candidates.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, commencing with its Quarterly Report on Form 10-Q for the quarter ended February 28, 2025, the Company will provide the requested disclosure relating to external research and development costs incurred for each of the Company’s drug candidates, substantially in the form provided below, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Components of Results of Operations–Research and Development Expenses.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2025

“Management’s Discussion and Analysis of Financial Condition and Results of Operations–Components of Results of Operations–Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the discovery and development of our drug candidates. We expense both internal and external research and development expenses to operations in the periods in which they are incurred. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and as services are performed. We track the external research and development costs incurred for each of our drug candidates.

Internal research and development costs include:

•	payroll and personnel expenses, including benefits, stock-based compensation and travel expenses, for our research and development functions;

•

costs associated with our research and development platform used across programs, process development, manufacturing and preclinical research and development for earlier stage programs and new technologies; and

•	depreciation of research and development equipment, allocated overhead and facilities-related expenses.

External expenses for clinical development programs and other research and development expenses include:

•	fees paid to third parties, such as consultants, contractors and contract research organizations to conduct our clinical trials, discovery programs and preclinical studies;

•	costs to acquire, develop and manufacture supplies for preclinical studies, including fees paid to third parties such as contract manufacturing organizations; and

•	expenses related to laboratory supplies and services.

We do not allocate our internal costs by product candidate. With respect to internal costs, several of our departments support multiple product candidate research and development programs, and therefore the costs cannot be allocated to a particular product candidate or development program. Our research and development expenses for the three months ended February 28, 2025 and February 29, 2024 are summarized as follows (in thousands):

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U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2025

	Three Months Ended			Change
	February 28, 2025	February 29, 2024
External clinical development expenses:	$		$		$
NX-5948
NX-2127
NX-1607
Internal research and development expenses

Total research and development expenses	$	$		$

We expect our research and development expenses to increase for the foreseeable future as we conduct clinical trials for our drug candidates, continue to invest in research and development activities for discovery programs and preclinical studies, pursue regulatory approval of our drug candidates and expand our drug candidate pipeline. The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. To the extent that our drug candidates advance to and continue to advance through clinical trials, our expenses will continue increasing substantially and may become more variable. The actual probability of success for our drug candidates may be affected by a variety of factors, including the safety and efficacy of our drug candidates, investment in our clinical programs, the ability of collaborators to successfully develop our licensed drug candidates, manufacturing capability, competition with other products and commercial viability. As a result of these variables, we are unable to determine when and to what extent we will generate revenue from the commercialization and sale of our drug candidates. We may never succeed in achieving regulatory approval for any of our drug candidates.”

* * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Amanda Rose at (206) 389-4553.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner
FENWICK & WEST LLP

cc:

Arthur T. Sands, Chief Executive Officer and President

Hans van Houte, Chief Financial Officer

Christine Ring, Esq., Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Nurix Therapeutics, Inc.

Amanda Rose, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP

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